SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

  Diversity Policy

Diversity Policy

Effective 1 July 2011

Diversity Policy

Prana Biotechnology Ltd

1       Introduction

Diversity includes, but is not limited to, an individual’s race, ethnicity, gender, sexual orientation, age, physical abilities, educational background, socioeconomic status, and religious, political or other beliefs.

Prana Biotechnology Ltd (the Company) recognises the benefits arising from employee, senior management and Board diversity, including a broader pool of high quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent.

2       Diversity commitment

The Company is committed to promoting diversity among employees, consultants and senior management throughout the Company, subject to it being in the best interests of the Shareholders and the Company.

The Board will:

•      Aim to ensure that appropriate procedures and measures are introduced to ensure that the Company’s diversity commitments are implemented appropriately; and

•      Seek to ensure that the diversity profile is a factor that is taken into account in the selection and appointment of qualified employees, senior management and Board candidates.

3       Strategies

Strategies to help achieve the Company’s diversity objectives include:

•      Facilitating a corporate culture that embraces diversity and recognises employees at all levels have responsibilities outside of the workplace;

•      Ensuring that meaningful and varied development opportunities are available to all employees to enhance the retention of new employees and promotion of existing employees;

•      Recruiting from a diverse pool of candidates for all positions, including Board and senior management appointments; and

•      Reviewing succession plans to ensure an appropriate focus on diversity.

4       Annual disclosure to shareholders

In accordance with the ASX Corporate Governance Council’s recommendations, the Board will include in the Annual Report each year:

•      Measurable objectives, if any, set by the Board; progress against achieving the objectives; and

•      The proportion of women employees in the whole organisation, at senior management level and at Board level.

PRANA BIOTECHNOLOGY LIMITED

PRANA BIOTECHNOLOGY Limited

ABN. 37 080 699 065
MINUTES OF BOARD of DIRECTORS
Circular Resolution
Distributed on Friday, 27th January 2012

Board Members:

- Mr. Geoffrey Kempler – Executive Chairman & Chief Executive Officer
- Mr. Brian Meltzer – Non-Executive Independent Director
- Dr. George Mihaly – Non-Executive Independent Director
- Mr. Peter Marks – Non-Executive Independent Director
- Mr. Lawrence Gozlan – Non-Executive Independent Director

Table of Contents:

1.0 APPENDIX 4C – 2ND QUARTER CASH REPORT 1
2.0 PWC ENGAGEMENT FOR SERVICES FOR THE YEAR EMDED 30 JUNE 2012 2
3.0 KPMG ENGAGEMENT FOR TAXATION SERVICES FOR THE YEAR ENDED 30 JUNE 2011 2
4.0 DIVERSITY POLICY 2
5.0 APPENDICES 4
5.01 Appendix 1 – Draft Appendix 4C – 2nd Quarter Cash Report 4
5.02 Appendix 2 – PwC Engagement Letters – Statutory Audit/Statutory Review 9
5.03 Appendix 3 – Client Assistance Schedule Letter for half year ended 31 December 2011 9
5.04 Appendix 4 – PwC Audit Plan for the year ending 30 June 2012 9
5.05 Appendix 5 – KPMG Engagement Letter – Taxation Service year ended 30 June 2011 9
5.06 Appendix 6 – Diversity Policy 9

1.0 APPENDIX 4C – 2ND QUARTER CASH REPORT

The Appendix 4C – 2nd Quarter Cash Report is due for lodgement with ASX and NASDAQ by or before 31st January 2012. Please refer to 5.01 Appendix 1 – Draft Appendix 4C – 2nd Quarter Cash Report on page 4.

An Audit Committee meeting was held on 27th January 2012 to review the Appendix 4C – 2nd Quarter Cash Report for lodgement.

The Audit Committee approved the Appendix 4C for consideration by the Board.

ACTION:
Having reviewed the Appendix 4C –2nd Quarter Report and based on recommendation from the Audit Committee, resolve for Richard Revelins to sign and lodge the Appendix 4C – 2nd Quarter Report with the ASX and NASDAQ on behalf of Prana Biotechnology Ltd.

Page 1 of 9

PRANA BIOTECHNOLOGY LIMITED

2.0 PWC ENGAGEMENT FOR SERVICES FOR THE YEAR EMDED 30 JUNE 2012

Directors to review the PwC Engagement Letters, Client Assistance Schedule and Audit Plan, please refer to the following appendices on page 9:

- Appendix 2 – PwC Engagement Letters – Statutory Audit/Statutory Review
- Appendix 3 – Client Assistance Schedule Letter for half year ended 31 December 2011
- Appendix 4 – PwC Audit Plan for the year ending 30 June 2012

Please note PwC have provided an estimate of fees for the year ended 30 June 2012 audit/review of $AUD 145,000 plus GST. A breakdown of these fees are detailed on page 8 of the PwC Audit Plan, please refer to Appendix 4 – PwC Audit Plan for the year ending 30 June 2012 on page 9 of this circular resolution.

Please note that last year's audit/review fees were $AUD 132,000 plus GST. Given this year's proposed fees of $AUD 145,000 plus GST, the overall increase in fees is 9.85%.

An Audit Committee meeting was held on 27th January 2012 to review the PwC Engagement documents.

The Committee empowered Brian Meltzer to contact PwC and arrange for a fee reduction in line with CPI. The Audit Committee approved for the Board to consider that Brian Meltzer sign a revised engagement letter following a fee negotiation meeting.

ACTION:	Based on recommendation from the Audit Committee, resolve for Brian Meltzer to negotiate a fee reduction with PwC and sign a revised PwC Engagement Letter for services for the year ended 30 June 2012.

3.0 KPMG ENGAGEMENT FOR TAXATION SERVICES FOR THE YEAR ENDED 30 JUNE 2011

Directors to review the KPMG Engagement Letter for tax compliance services, including the preparation and lodgement of the income tax return for the year ended 30 June 2011, please refer to Appendix 5 – KPMG Engagement Letter – Taxation Service year ended 30 June 2011 on page 9.

Please note KPMG have provided an estimate of fees for the preparation and lodgement of the 2011 income tax return of $AUD10,500-$12,500 plus GST.

Please note this fee in unchanged from the 2010 income tax return fee.

An Audit Committee meeting was held on 27th January 2012 to review the KPMG Engagement Letter. The Committee approved the Engagement Letter for consideration by the Board.

ACTION:	Based on recommendation received from the Audit Committee, resolve for Brian Meltzer to sign the KPMG Engagment Letter for preparation and lodgement of the 2011 income tax return for the year ended 30 June 2011.

4.0 DIVERSITY POLICY

The Board to review the Diversity Policy, please refer to Appendix 6 – Diversity Policy on page 9.

Effective 1 July 2011, the ASX Listing Rules requires all companies listed on the ASX to formally adopt a Diversity Policy.

The Audit Committee reviewed and amended the proposed Diversity Policy for consideration by the Board. The amended Policy includes a statement that, the Company's and shareholder's interest will be taken into consideration when applying the policy.

ACTION:	Based on recommendation received from the Audit Committee, the Board resolves to adopt the Diversity Policy (as amended by the Audit Committee), effective 1 July 2011 and lodge the The Diversity Policy on ASX and NASDAQ.

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PRANA BIOTECHNOLOGY LIMITED

Signatures:

x ....
Geoffrey Kempler
Date: __/01/2012

....
George Mihaly
Date: __/01/2012

....
Brian Meltzer
Date: __/01/2012

....
Peter Marks
Date: __/01/2012

....
Lawrence Gozlan
Date: __/01/2012

Page 3 of 9

PRANA BIOTECHNOLOGY LIMITED

Signatures:

....
Geoffrey Kempler
Date: __/01/2012

....
George Mihaly
Date: 28/01/2012

....
Brian Meltzer
Date: __/01/2012

....
Peter Marks
Date: __/01/2012

....
Lawrence Gozlan
Date: __/01/2012

Page 3 of 9

PRANA BIOTECHNOLOGY LIMITED

Signatures:

^
....
Geoffrey Kempler
Date: __/01/2012

^
....
George Mihaly
Date: __/01/2012

....
Brian Meltzer
Date: __/01/2012

....
Peter Marks
Date: 30/01/2012

^
....
Lawrence Gozlan
Date: __/01/2012

Page 3 of 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

February 1, 2012